Exhibit 99.1

Prestige Wealth Inc. regain compliance with Nasdaq minimum bid price requirement

Hong Kong, December 19, 2024 /GlobeNewswire/ -- Prestige Wealth Inc. (NASDAQ: PWM) (“PWM”, or the “Company”), a wealth management and asset management services provider based in Hong Kong, today announced that, on December 18, 2024, it received notice from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) for continued listing on the Nasdaq Capital Market.

On July 23, 2024, PWM a notice from Nasdaq notified the Company that the minimum bid price per share of its Class A ordinary shares was below $1.00 for a period of 33 consecutive business days and that the Company did not meet the Rule. To regain compliance with the Rule, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days.

Nasdaq Staff determined that for the 10 consecutive business days between December 4, 2024 to December 17, 2024, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Rule, and this matter is now closed.

About Prestige Wealth Inc.

Prestige Wealth Inc. is a wealth management and asset management services provider based in Hong Kong, assisting its clients in identifying and purchasing well-matched wealth management products and global asset management products. With a focus on quality service, the Company has retained a loyal customer base consisting of high-net-worth and ultra-high-net-worth clients in Asia. Through the Company’s wealth management service, it introduces clients to customized wealth management products and provides them with tailored value-added services. The Company provides asset management services via investment funds that it manages and also provides discretionary account management services and asset management-related advisory services to clients. For more information, please visit the Company’s website: http://ir.prestigewm.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Prestige Wealth Inc.

Investor Relations Department

Email: ir@prestigefh.com